Via Facsimile and U.S. Mail
Mail Stop 6010

March 4, 2009

Mr. Douglas D. Burkett
Principal Executive Officer
Champions Biotechnology, Inc.
1400 N. 14th Street
Arlington, VA 22209

Re: **Champions Biotechnology, Inc.**
       Form 10-KSB for the Fiscal Year Ended April 30, 2008
       File No. 000-17263

Dear Mr. Burkett:

        We have reviewed your filing and have the following comments. We have
limited our review to your financial statements and related disclosures and do not intend
to expand our review to other portions of your document. In our comments, we ask you
to provide us with information to better understand your disclosure. Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A(T). Controls and Procedures, page 14

1.   Your disclosure identifies a material weakness but does not provide
        management's conclusion on the effectiveness of your internal control over
        financial reporting. Please revise your disclosure to state whether your internal
        control over financial reporting is effective or ineffective.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity (Deficit), page F-6

2.   Your total stockholder' equity (deficit) balances as of April 30, 2007 and 2008 do not agree with the corresponding amounts on your consolidated balance sheets. It appears that you should revise your paid-in capital balances here to show only the amount of stock-based consulting expenses recognized each period. Please revise your disclosure or explain to us why the amounts are inconsistent.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Accounting for Acquisition, page F-9

3.   It appears from your disclosure that you accounted for your acquisition of Biomerk, Inc. as a purchase business combination. Based on the Form 8-K/A filed on August 2, 2007 it appears that Biomerk was a development stage company with no revenues and they "devoted substantially all of its efforts to business planning, and development." Since Biomerk was a development stage company it appears that their net assets is not a business as defined in EITF 98-3. Please refer to Example 4, Scenario 4 in Exhibit 98-3A. Please explain to us how their operations meet the definition of a business.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant